                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            (Amendment No.          )(1)
                                          ---------

                               Softlock.com, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.01 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                 8340 2W 109
           --------------------------------------------------------
                                 (CUSIP Number)

                                Leigh E. Michl
                         Ascent Venture Partners III, L.P.
                           255 State Street, 5th Floor
                               Boston, MA 02109
                                (617) 720-9400
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            December 31, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3) 13d-1(f), or 13d-1(g) check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 14 pages)

--------------------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8340 2W 109                13D                 Page 2 of 14 Pages
          -----------                                        ---   ---

-------------------------------------------------------------------------------
 (1) Name of Reporting Person

     Ascent Venture Partners III, LP

     I.R.S. Identification No. of Above Person

     04-3483908
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
 Shares                       (7) Sole Voting
 Beneficially Owned                 Power                0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                2,452,200
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                2,452,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,452,200
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     15.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 8340 2W 109                13D                 Page 3 of 14 Pages
          -----------                                        ---   ---

-------------------------------------------------------------------------------

 (1) Name of Reporting Person

     Ascent Venture Management III, LLC

     S.S. or I.R.S. Identification No. of Above Person

     04-3483905
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
 Shares                       (7) Sole Voting
 Beneficially Owned                 Power                0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                2,452,200
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                2,452,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,452,200
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     15.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 8340 2W 109                13D                 Page 4 of 14 Pages
          -----------                                        ---   ---

-------------------------------------------------------------------------------

 (1) Name of Reporting Person

     Christopher W. Dick

     I.R.S. Identification No. of Above Person

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
 Shares                       (7) Sole Voting
 Beneficially Owned                 Power                0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                2,452,200
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                2,452,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,452,200
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     15.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 8340 2W 109                13D                 Page 5 of 14 Pages
          -----------                                        ---   ---

-------------------------------------------------------------------------------

 (1) Name of Reporting Person

     Christopher W. Lynch

     S.S. or I.R.S. Identification No. of Above Person

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
 Shares                       (7) Sole Voting
 Beneficially Owned                 Power                0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                2,452,200
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                2,452,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,452,200
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     15.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 8340 2W 109                13D                 Page 6 of 14 Pages
          -----------                                        ---   ---

-------------------------------------------------------------------------------

 (1) Name of Reporting Person

     Leigh E. Michl

     S.S. or I.R.S. Identification No. of Above Person

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
 Shares                       (7) Sole Voting
 Beneficially Owned                 Power                0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                2,452,200
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                2,452,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,452,200
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     15.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 8340 2W 109                13D                 Page 7 of 14 Pages
          -----------                                        ---   ---

-------------------------------------------------------------------------------

 (1) Name of Reporting Person

     Frank M. Polestra

     S.S. or I.R.S. Identification No. of Above Person

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
 Shares                       (7) Sole Voting
 Beneficially Owned                 Power                0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                2,452,200
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                2,452,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,452,200
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     15.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 8340 2W 109                13D                 Page 8 of 14 Pages
          -----------                                        ---   ---

-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

       This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Softlock.com, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5 Clock Tower Street, Suite 440, Maynard, MA 01754.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This statement is filed by the following Reporting Persons: (1) Ascent Venture Partners III, L.P.; (2) Ascent Venture Management III, LLC (the sole general partner of Ascent Venture Partners III, L.P.); and (3) Christopher
W. Dick, Christopher W. Lynch, Leigh E. Michl and Frank M. Polestra (the managing members of Ascent Venture Management III, LLC).

        (b) The address of the principal business office of each of Ascent Venture Partners III, L.P., Ascent Venture Management III, LLC, Christopher W. Dick, Christopher W. Lynch, Leigh E. Michl, and Frank M. Polestra is 255 State Street, 5th Floor, Boston, MA 0210.

        (c) The principal business of Ascent Venture Partners III, L.P. is to make equity investments. The principal business of Ascent Venture Management III, LLC is to act as general partner of Ascent Venture Partners III, L.P. The principal occupation of each of Christopher W. Dick, Christopher W. Lynch, Leigh
E. Michl, and Frank M. Polestra is his activities on behalf of the above-described entities as well as other entities affiliated with Ascent Venture Partners III, L.P. and Ascent Venture Management III, LLC.

        (d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

        (f) Ascent Venture Partners III, L.P. is a limited partnership organized under the laws of the State of Delaware. Ascent Venture Management III, LLC is a limited liability company organized under the laws of the State of Delaware. Each of Christopher W. Dick, Christopher W. Lynch, Leigh E. Michl and Frank M. Polestra is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On February 9, 2000, Ascent Venture Partners III, L.P. acquired 14,706 shares of the Series A Preferred Stock of the Issuer, immediately convertible into an aggregate of 1,470,600 shares of Common Stock of the Issuer for a total purchase price of $1,500,012. The working capital of Ascent Venture Partners III, L.P. was the source of the funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

        On December 21, 2000, Ascent Venture Partners III, L.P. acquired 7,853 shares of the Series C Preferred Stock of the Issuer, immediately convertible into an aggregate of 785,300 shares of Common Stock of the Issuer and warrants to purchase Series C Preferred Stock of the Issuer, which are immediately exercisable for 1,963 shares of Series C Preferred Stock, which Series C Preferred Stock would be convertible into an aggregate of 196,300 shares of Common Stock, for a total purchase price of

CUSIP No. 8340 2W 109                13D                 Page 9 of 14 Pages
          -----------                                        ---   ---

-------------------------------------------------------------------------------

$1,499,923. The working capital of Ascent Venture Partners III, L.P. was the source of the funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

        In the aggregate, if all warrants described above were exercised and all shares of Preferred Stock described above were converted into shares of Common Stock, Ascent Venture Partners III, L.P. would own an aggregate of 2,452,200 shares of Common Stock, or 15.7% of the outstanding shares of Common Stock, based on 13,196,736 shares of Common Stock reported outstanding as of November 13, 2000 in the Issuer's Form 10-QSB filed on November 14, 2000 for the quarter ended September 30, 2000.

ITEM 4. PURPOSE OF TRANSACTION

        Ascent Venture Partners III, L.P. acquired the Issuer's securities for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Ascent Venture Partners III, L.P. may dispose of or acquire additional securities of the Issuer.

        None of the Reporting Persons has any present plan, or contemplates any present proposal, that relates to or would result in any of the following matters:

        (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

        (b) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

        (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (d) Any material change in the present capitalization or dividend policy of the Issuer;

        (e) Any other material change in the Issuer's business or corporate structure;

        (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (i) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         As of December 31, 2000, Ascent Venture Partners III, L.P. was the record holder of 14,706 shares of Series A Convertible Preferred Stock, immediately convertible into an aggregate of 1,470,600 shares of Common Stock (the "Series A Shares"), 7,853 shares of Series C Convertible Preferred Stock, immediately convertible into an aggregate of 785,300 shares of Common Stock (the "Series C Shares") and warrants to purchase Series C Preferred Stock of the Issuer, which are immediately exercisable for 1,963 shares of Series C Preferred Stock, which Series C Preferred Stock would be convertible into an

CUSIP No. 8340 2W 109                13D                 Page 10 of 14 Pages
          -----------                                         ---   ---

-------------------------------------------------------------------------------

aggregate of 196,300 shares of Common Stock (the "Series C Warrants"). As sole general partner of Ascent Venture Partners III, L.P., Ascent Venture Management III, LLC may be deemed to own beneficially the Series A Shares, the Series C Shares and the Series C Warrants for an aggregate equivalent of 2,452,200 shares of Common Stock (the "Record Shares").

         As the managing members of Ascent Venture Management III, LLC, each of Christopher W. Dick, Christopher W. Lynch, Leigh E. Michl and Frank M. Polestra may be deemed to beneficially own the Record Shares. Each of the Reporting Persons expressly disclaims beneficial ownership, except to the extent of his or its pecuniary interest therein, if any, and except in the case of the shares or warrants that such reporting person owns beneficially as set forth above, of any shares of Common Stock of the Issuer.

                                                     NUMBER OF SHARES
(b)  REPORTING PERSON                    (i)        (ii)          (iii)         (iv)
                                      --------    ---------     --------     ---------
Ascent Venture Partners III, L.P.         0       2,452,200         0        2,452,200
Ascent Venture Management  III, LLC       0       2,452,200         0        2,452,200
Christopher W. Dick                       0       2,452,200         0        2,452,200
Christopher W. Lynch                      0       2,452,200         0        2,452,200
Leigh E. Michl                            0       2,452,200         0        2,452,200
Frank M. Polestra                         0       2,452,200         0        2,452,200

(i)   Sole power to vote or direct the vote
(ii)  Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv)  Shared power to dispose or to direct the disposition of

        (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the shares of Common Stock during the last 60 days.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER

        Ascent Venture Partners III, L.P. is a party to various agreements with the Issuer, certain individual holders of the Common Stock and other purchasers of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock of the Issuer (together, the "Preferred Stock"). Among other matters, the agreements give Ascent Venture Partner III, L.P. the right to designate one director of the Issuer to be elected by the holders of the Series A Preferred Stock, and Leigh E. Michl has been elected as such director, and the agreements obligate Ascent Venture Partners III, L.P. to vote for two persons as directors of the Issuer designated by other holders of the Preferred Stock. Also, the agreements grant Ascent Venture Partners III, L.P. and other investors in the Preferred Stock certain registration rights and rights of first refusal on issuances of additional equity securities by the Issuer and on transfers of Common Stock owned by such individual holders of the Common Stock. Subject to certain ownership thresholds, the Issuer has also agreed to obtain the consent of the majority of the holders of the Preferred Stock before engaging in certain activities, including but not limited to (i) the sale or disposal of any stock of the subsidiary or a substantial part of the Issuer's assets or business; (ii) the acquisition of another entity for a purchase price greater than certain thresholds, (iii) consolidation or

CUSIP No. 8340 2W 109                13D                 Page 11 of 14 Pages
          -----------                                         ---   ---

-------------------------------------------------------------------------------

merger with any other entity (subject to certain exceptions); (iv) the grant of any registration rights preferential to those granted to the purchasers of the Preferred Stock; (v) any substantial change in the character of the Issuer's business; (vi) any distributions on equity securities (subject to certain exceptions); (vii) any redemption, purchase or acquisition of the Issuer's own stock (subject to certain exceptions); (viii) amendment to the Issuer's certificate of incorporation or bylaw amendment not approved by the Board of Directors of the Issuer; or (ix) any issuance or award of equity securities or options to acquire equity securities of the Issuer with rights ranking senior or equivalent to the Series B Preferred Stock or the Series C Preferred Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit No.                      Description
           1            Joint Filing Agreement dated February 14, 2001, by and
                        among the Reporting Persons.

           2            Amended and Restated Shareholders' and Rights Agreement.
                        Incorporated by reference to Exhibit 99.3 to Form 8-K filed by SoftLock.com, Inc. (File No. 33-37751-D) on
                        February 15, 2000.

           3 Amended and Restated Shareholders' and Rights Agreement dated December 21, 2000 by and among SoftLock.com, Inc.
                        and the Shareholders named therein. Incorporated by reference from Exhibit 10.2 to Form 8-K filed by SoftLock.com, Inc. (File No. 1-13611) on January 5,
                        2001.

           4 Series A Preferred Stock Purchase Agreement by and among the Purchasers, SoftLock.com, Inc. and SoftLock
                        Services, Inc. Incorporated by reference to Exhibit 99.3 to Form 8-K filed by Softlock.com, Inc. (File No.
                        33-37751-D) on January 18, 2000.

           5 Series C Preferred Stock and Warrant Purchase Agreement dated December 21, 2000 by and among SoftLock.com, Inc.,
                        SoftLock Services, Inc. and the Purchasers listed on
                        Schedule 1 thereto. (Incorporated by reference from Exhibit 10.1 to Form 8-K filed by SoftLock.com, Inc.
                        (File No. 1-13611) on January 5, 2001.)

CUSIP No. 8340 2W 109                13D                 Page 12 of 14 Pages
          -----------                                         ---   ---

-------------------------------------------------------------------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001

ASCENT VENTURE PARTNERS III, L.P.

By: Ascent Venture Management III, LLC

By: /s/ Leigh E. Michl
    -----------------------------------------------
    Leigh E. Michl, Managing Member

ASCENT VENTURE MANAGEMENT III, LLC

By: /s/ Leigh E. Michl
    -----------------------------------------------
    Leigh E. Michl, Managing Member

/s/ Christopher W. Dick
------------------------------------
Christopher W. Dick

/s/ Christopher W. Lynch
------------------------------------
Christopher W. Lynch

/s/ Leigh E. Michl
------------------------------------
Leigh E. Michl

/s/ Frank M. Polestra
------------------------------------
Frank M. Polestra

CUSIP No. 8340 2W 109                13D                 Page 13 of 14 Pages
          -----------                                         ---   ---

-------------------------------------------------------------------------------

                                  Exhibit Index

EXHIBIT NO.             DESCRIPTION                       PAGE NO.

    1             Agreement of Joint Filing                 14

CUSIP No. 8340 2W 109                13D                 Page 14 of 14 Pages
          -----------                                         ---   ---

-------------------------------------------------------------------------------

                                    EXHIBIT I

                            AGREEMENT OF JOINT FILING

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Softlock.com, Inc.

        EXECUTED this 14th day of February, 2001.

ASCENT VENTURE PARTNERS III, L.P.

By: Ascent Venture Management, LLC

By: /s/ Leigh E. Michl
   -----------------------------------------------
    Leigh E. Michl, Managing Member

ASCENT VENTURE MANAGEMENT III, LLC

By: /s/ Leigh E. Michl
   -----------------------------------------------
    Leigh E. Michl, Managing Member

/s/ Christopher W. Dick
------------------------------------
Christopher W. Dick

/s/ Christopher W. Lynch
------------------------------------
Christopher W. Lynch

/s/ Leigh E. Michl
------------------------------------
Leigh E. Michl

/s/ Frank M. Polestra
------------------------------------
Frank M. Polestra